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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184


The following communication was distributed by the CBOT to CBOT members after-hours on May 28, 2003.

                                                                    May 28, 2003

BOARD OF TRADE
OF THE CITY OF CHICAGO, INC. (CBOT(R))

                             PROXY BALLOT DISCLOSURE

TO MEMBERS:

The Board of Directors has called for a Special Meeting of the Membership, to be held at 2:30 p.m. Central time on TUESDAY, June 24, 2003 in the Visitor Center Theater, Fifth Floor of the CBOT's offices at 141 West Jackson Blvd., Chicago, Illinois 60604 for the purpose of conducting a membership vote on the propositions described below.

Full Members will be entitled to one vote for each Full Membership owned and Associate Members will be entitled to one-sixth of one vote for each Associate Membership owned. No other class of membership will be entitled to vote on these propositions.

We have enclosed a Proxy Ballot for your use in voting on the propositions described below. The Special Meeting and related Proxy Ballot solicitation will be conducted in accordance with our certificate of incorporation, bylaws and rules and regulations.

PROPOSITION I - COMMENT

This proposition results from a recommendation of the Executive Committee.

Under the CBOT's existing corporate charter, CBOT rules may be adopted, amended or repealed only by membership vote. Proposition I would establish a new Rule
100.00 which also would enable the Board of Directors to enact rule changes on a temporary basis in cases of urgent competitive necessity.

In today's business environment it is critical that the CBOT be quick and flexible in addressing competitive challenges. However, the Exchange faces a potential obstacle in this regard. Should the need arise to adjust policies or procedures that are specified in a CBOT rule, such a change currently could be made only though a membership ballot vote. In a rapidly-evolving competitive situation, the need to conduct such votes would create significant timing and strategic disadvantages for the CBOT.

New Rule 100.00 as proposed in Proposition I would address this issue by providing an alternative method for changing rules temporarily. Under this rule the Board of Directors could enact rule changes without a membership vote, subject to the following specific conditions and limitations:

         a) The Board must determine that there is an immediate competitive need for the rule revision and that such revision is in the best interests of the CBOT.

         b) Any such rule changes concerning Exchange fees would have to maintain the Member fee preference defined in Regulation
                  450.05. (i.e., "Members and member firms will be granted lower fees than non-members.")

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         c)       All such rule changes would be of limited duration. They could not remain in effect for more than one year without approval by membership vote.

Please also note the following in connection with this proposal:

         . Any temporary rule provision which the Board might enact pursuant to proposed Rule 100.00 would still be subject to a membership vote through the petition process specified in the existing CBOT charter.

         . Proposed Rule 100.00 would not enable the Board to alter the "core rights" provisions under the CBOT restructuring initiative. Any such changes would remain subject to approval by membership vote.

The Board of Directors has concluded that new Rule 100.00 will strengthen the Exchange's competitive capabilities while maintaining an appropriate level of member involvement in the rule revision process.

THE BOARD RECOMMENDS ADOPTION OF THIS PROPOSITION.

PROPOSITION II - COMMENT

This proposition results from a recommendation of the Executive Committee.

As recently announced, the CBOT and the Chicago Mercantile Exchange ("CME") have signed a definitive agreement for a Common Clearing Link in which CME will provide clearing services and processing for the CBOT. Proposition II is a package of CBOT rule amendments designed to reflect this clearing link arrangement.

For the most part, the proposed amendments simply update relevant terminology throughout these rules. (e.g., References to the "Board of Trade Clearing Corporation" and the "Clearing House" would be replaced with the more generic term "Clearing Services Provider".) Some rules which have become irrelevant or obsolete would be removed entirely. Also, in Rule 252.000 the priority of claims against some membership sale proceeds would be modified in accordance with the Clearing Link Agreement. At present, the CBOT itself has first claims priority and the "Clearing House" has second claims priority with respect to all membership sales. Under the revised rule, these claims priorities would be reversed (i.e., Clearing Services Provider first, CBOT second) only with respect to memberships that had qualified a clearing member for clearing status.

These rule amendments will provide consistency of reference within the CBOT rulebook as the CBOT/CME Clearing Link proceeds to completion.

THE BOARD RECOMMENDS ADOPTION OF THIS PROPOSITION.

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PROPOSITION III - COMMENT

This proposition results from a recommendation of the Executive Committee.

The proposal would clarify the Exchange's fee structure through various technical amendments to Rule 450.00. In all cases the proposed changes are based upon, and are consistent with, the Exchange's established pricing policies. The purposes and effects of these refinements are summarized below.

1) Clarify how the currently-specified e-cbot (electronic trading) transaction fee rates apply to member accounts and member firm proprietary accounts. The lowest rates ($0.15/$0.13/$0.10) apply only when:

         - A member (although not necessarily the same member) personally initiates and executes the e-cbot trades for such accounts; or
                            --

         - A member personally initiates e-cbot trades for a member's account and the trades are executed by a non-member terminal operator who has accessed e-cbot under a subgroup ID different from that of the member account owner.

         Conversely, when a non-member initiates trades in such accounts and/or when a non-member executes a trade for a member's account using the subgroup ID of the member account owner, higher rates
         ($0.35/$0.30/$0.25) apply.

         These amendments reflect the intent and established rate applications set forth in this regard in the current CBOT Fee Chart.

2) Modify the open auction and e-cbot fee treatment in cases where the owner of a member firm, utilizing a membership owned by that firm, trades for his/her own account.

         Under Rule 450.00 revisions implemented January 1, 2003, an individual on a firm-owned seat receives delegate (rather than member) fee treatment when he/she trades for accounts other than the proprietary account and customer accounts of the member firm which owns his/her membership. Thus, all "firm-owned members" currently receive delegate fee treatment when they trade for their own accounts.

         This provision was designed to ensure that the benefits of member rates accrued only to the actual owners of memberships. However, there has been an unintended result in cases where the registered member on a firm-owned seat also owns the firm that owns the seat. (i.e., Such individuals are charged delegate rates on trades for their own accounts even though they are, in effect, seat owners.)

         The currently proposed rule revision would provide a limited, technical correction for this situation. It would apply member rates to trades made by a "firm-owned member" for his/her own account only if that member is a "principal" (i.e., the majority owner) of the member firm that owns his/her membership. (The proposal also includes a contingency provision enabling the Exchange, in its discretion, to enact regulations establishing other criteria for "principals".)

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3)       Modify the current electronic order routing fee provision ($0.05 per contract) in connection with the Floor Performance Standards adopted by the Board in September 2002. At present, the rule specifies that this fee "shall" apply to orders which are routed to the Exchange Floor electronically. The revisions would provide that this fee "may" apply. This change would provide the flexibility for the Exchange to use ( or waive) this fee as an incentive for compliance with the Floor Performance Standards.

THE BOARD RECOMMENDS ADOPTION OF THIS PROPOSITION.

PROPOSITION IV - COMMENT

This proposition results from a recommendation of the Regulatory Compliance Committee.

The proposition presents the following administrative revisions to rules concerning the processing and approval of CBOT membership applications:

- Proposed amendments to Rule 201.00 would eliminate a "fast tracking" provision which previously was utilized for the CBOT membership applications of prospective Chicago Board Options Exchange ("CBOE") exercisers. These revisions would make it clear that CBOT applications for CBOE exercisers are processed in the same manner as any other CBOT membership applications. This change is consistent with current CBOT practice and with relevant CBOE requirements.

- Proposed amendments to Rule 202.00 would provide for simple majority (rather than two-thirds majority) approval of membership applications by the Membership Committee. This change is consistent with other rulebook provisions applicable to the Membership Committee and with the established voting practices of other Exchange committees.

THE BOARD RECOMMENDS ADOPTION OF THIS PROPOSITION.

                                                   Paul J. Draths
                                                   Vice President and Secretary

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.